TELIPHONE CORP

September 14, 2007

VIA EDGAR

John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549

File No. 333-136993

Re: Teliphone Corp. comment letter dated August 19, 2007

Dear Mr. Reynolds,

We have reviewed your letter dated August 19, 2007 concerning the following comments.  Under each comment we have responded and have provided additional information to bring about a resolution of these matters.  At any time we would welcome you contacting us concerning any of the additional information or our interpretations of the information.

Cover Page Prospectus

1.	Please disclose if there are any individual purchase requirements. See Item 501(a)(9)(iii) of Regulation S-B.

RESPONSE

We have noted you response and have included the following information on the cover page:

Proceeds from the sale of the shares will be escrowed in a non-interest bearing account until the minimum number of units are sold. If the minimum proceeds are not received within 180 days from the date of effectiveness of this prospectus, all escrowed funds will be promptly returned to subscribers without interest or deduction.

2.	Please revise the table to show the total amount of the minimum offering. See Item 501(a)(9)(iv) of Regulation S-B.

RESPONSE

We have noted this comment and revised the response to reflect the minimum and maximum offerings.

Our Company, page 2

3.	In the second paragraph of this section, you stated the following regarding the period prior to your merger with Teliphone, Inc. in April 2005:

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

The Company was in its early developmental and promotional stages and whose activities had been organizational ones, directed at developing its business plan and raising its initial capital.

Briefly describe the nature of your business at that time.

RESPONSE

We have noted your comment and based on the disclosures provided by prior management, we have updated our disclosure to read:

Prior to April 2005, The Company was in its early developmental and promotional stages and whose activities had been organizational ones, directed at developing its business plan and raising its initial capital. The Company had not commenced any commercial operations and as such had no full-time employees and owned no real estate.  The Company’s principal objectives were to locate an acquisition opportunity which would provide commercial operations and a business plan.  The Company's search had been directed toward enterprises which had a desire to become a public corporation and which had a business plan designed to allow them to take advantage of opportunities available to public entities.  This included entities which had been recently organized, with no operating history, or a history of losses attributable to under-capitalization or other factors, entities in need of funds to develop a new product or service or to expand into a new market, entities which desired to use their securities to make acquisitions, and entities which had a combination of these characteristics.

Risk Factors, page 6

D.5. Possibility of Contingent Liability and SEC Violation, page 15

4.
We note that you have added this risk factor in response to comment number one in our letter dated May 4, 2007.  Please revise the risk factor by removing the words “technical” and “theoretically”.  Also, disclose that you could have contingent liability in connection with the possible violation of Section 5 under the Securities Act.  Furthermore, ensure that you provide disclosure, regarding the impact that a possible Sec. 5 violation would have upon the company’s financial position, if any, in the MD&A section and in the financial statements.

RESPONSE

We have noted this comment and revised the risk factor as well as added a section in the liquidity and capital resources section of the MD&A to this effect.  The Company, upon further verification with their independent auditor, has concluded that it doesn’t feel that this should be repeated in the Notes to the Financial Statements, as this risk factor is not an auditable issue, along with all risk factors listed in the prospectus.

Use of Proceeds, page 17

5.	In the table please provide separate categories for inventory financing and customer acquisition.

RESPONSE

We have noted your comment and have updated the table to present separate categories for inventory financing and customer acquisition.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

6.
As we requested in comment number 14 of our prior letter dated May 4, 2007, please discuss the specific contingencies and the alternatives to use of the proceeds in that event indicated.  Please refer to Instruction 7 to Item 504 of Regulation S-K.

RESPONSE

We have noted your comment and have updated our disclosure on contingent liabilities to the following:

Except for fixed costs, the amounts actually spent by us for any specific purpose may vary and will depend on a number of factors. Fixed costs include the repayment of debt, fees associated with this offering and Telecom Infrastructure. However, non-fixed costs, such as product development, customer acquisition, general and administrative costs may vary based on including the progress of our commercialization and development efforts , general business conditions and market reception to our services. Accordingly, our management has broad discretion to allocate the net proceeds to non-fixed costs.

An example of contingency spending for non-fixed costs include Management deciding to spend less of the allotment on inventory financing and more towards customer acquisition, or diverting these funds towards sales and marketing expenses.  These contingency spending changes in marketing and customer acquisition may occur due to seasonal variations in market demand for our products and services relative to when the funds are received.

Pending the uses described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

Dilution, page 22

7.
We reviewed your response to our prior comment 18.  Show us how you calculated dilution per share to new investors.  Based on the information presented it appears this amount should be $0.17 (public offering price per share of $0.25 less net tangible book value per share after this offering of $0.08).  Please advise or revise.

RESPONSE

We have noted your comment and have updated our disclosure to indicate that the dilution per share to new investors is $0.17 and not $0.15 per share.

Business Experience of Officers and the Director and Significant Employees, page 24

8.	Please include the disclosure regarding director independence as required by Item 407(a) of Regulation S-B.

RESPONSE

We have noted your comment and have updated our disclosure to include the following with regards to item 407(a) of Regulation S-B.

Director Independence

The Company is requesting, post-effectiveness of its registration statement on form SB-2, to be listed on the OTCBB (Over-the-Counter-Bulletin-Board) exchange.  Since the OTCBB does not have its own rules for director independence, the Company has adopted the director independence definitions as proposed by the NASDAQ stock market.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Mr. Metrakos is not an independent director of the Company since he is also an acting officer of the Company.

Compensation of Directors, page 25

9.	If applicable, please include the disclosure required by Item 402(f) of Regulation S-B.

RESPONSE

We have noted your comment and have updated our disclosure to reflect the following:

Mr. Metrakos, Chairman of the Board and sole Director, is also the Company’s President, CEO and CFO.  Mr. Metrakos does not receive compensation as a Director.  Mr. Metrakos is does receive compensation as on officer as disclosed in the “Executive Compensation” section of this prospectus.

Security Ownership of Certain Beneficial Owners and Management, page 26

10.
Please update footnote (1) in regards to the referenced date in which shares of common stock are subject to options exercisable within 60 days.  See Instruction 3 to Item 403 of Regulation S-B.  The referenced date should be close to the date of effectiveness of the registration statement.

RESPONSE

We have noted your comment and have updated the disclosure in regards to the reference date in which shares of common stock are subject to options exercisable within 60 days.

Certain Relationships and Related Transactions, page 30

11.
Please clarify that United American Corporation is a related person because George Metrakos, who is chairman of the Board, CEO, CFO and President of Teliphone, has been a director of United American Corp. since November 8, 2005.  Also, explain why United American Corporation is “a related party through common ownership,” as you have stated in the first listed transaction.

RESPONSE

We have noted your comment and have updated the disclosure to read the following:

On August 1, 2006, the Company converted $421,080 of the $721,080 of its loans with United American Corporation into 1,699,323 shares of the Company's common stock.  United American Corporation was the majority shareholder of the Company until it spun-off its holdings in the Company by distributing its 24,038,462 shares of The Company to its shareholders on October 30, 2006. In December 2006, the Company issued a resolution to issue the remaining 171 fractional shares related to this transaction.

United American Corporation is related through common ownership since the shareholders of United American Corporation own 25,737,956 of the Company’s 33,554,014 issued and outstanding shares.  George Metrakos, our sole Director and Officer, has been a Director of United American Corporation since November 8, 2005 and was named United American Corporation’s President, CEO and CFO on July 1, 2007.

12.	In the last transaction listed in this section, please disclose each of the executive officer titles which George Metrakos holds in the company.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have updated the disclosure to read:

On April 28, 2005, the Company issued, in connection with the reverse merger upon the acquisition of Teliphone, Inc. 961,538 shares to Metratech Business Solutions Inc., an entity controlled by George Metrakos, our sole Director and sole Officer, holding the positions of Chairman, CEO, CFO and President.

13.	We reissue comment number 22 of our letter dated May 4, 2007, where we requested that, for each transaction, you comply with Item 404(a)(5) of Regulation S-B, which Item states:

In the case of indebtedness, disclosure of the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness.

RESPONSE

We have noted your comment and have added a summary table including all of the information requested.

Description of Business, page 36

14.
We have reviewed your disclosure which was a response to comment number 26 of our letter dated May 4, 2007.  Please clarify for the lay person the difference between the following: the “base software languages” and “hardware” for which you have no “specific legal entitlement;” and “technology and trade secrets” for which you hold non-disclosure and confidentiality agreements and understandings with your employees, consultants, re-sellers, distributors, wholesalers and technology partners.  Also, please revise the risk factor B.10, in this regard.  In addition, include in the risk factor the disclosure from this section that you have “no specific legal entitlement” to the “base software languages” and “hardware”.

RESPONSE

We have noted your comment and have updated our disclosure to include the following:

Our Company has invested in the research and development of our VoIP telecommunications technology which permits the control, forwarding, storing and billing of phone calls made or received by our customers. Our technology consists of proprietary software programming and specific hardware configurations, however, we have no specific legal entitlement that does not permit someone else from utilizing the same base software languages and same hardware in order to produce similar telephony service offerings.

Base software languages are the language building blocks used by programmers to translate the desired logic sequences into a message that the computer can understand and execute.  An example of a logic sequence is “if the user dials “011” before the number, the software should then treat this as an international call and invoice the client accordingly”.  The combination and use of these building blocks is known as ‘software code”, and hence this combination, created by the Company’s programmers, along with “off-the-shelf” computer and telecommunications hardware (ie. Equipment that is readily available by computer, networking and telecommunications companies) is collectively referred to as “our technology and trade secrets”.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Examples of “off-the-shelf” hardware utilized include the desktop phones and handsets, computer servers used to store such things as account information and voice mail, and telecommunications hardware that permit the routing of telephone voice calls between various points across the internet and the world’s Public Switched Telephone Network (PSTN), the global wired and wireless connections between every land and mobile phone.

We therefore cannot be certain that others will not gain access to our technology. In order to protect this proprietary technology, we hold non-disclosure and confidentiality agreements and understandings with our employees, consultants, re-sellers, distributors, wholesalers and technology partners. We cannot guarantee that our technology and trade secrets will not be stolen, challenged, invalidated or circumvented. If any of these were to occur, we would suffer from a decreased competitive advantage, resulting in lower profitability due to decreased sales.

Wholesale Sales, page 36

15.	Please revise the following statement to replace the concept “eliminate” with less definitive disclosure, or provide an analysis of why you are certain the agreement will prevail in litigation:

The conditions set forth in the agreement eliminate our professional and product liability should stoppage of service occur to the customers of our Wholesalers.

RESPONSE

We have noted your comment and have updated our disclosure to read the following:

While product and professional liability cannot be entirely eliminated, the conditions set forth in the agreement serve to forewarn Wholesalers that should a stoppage of service occur we cannot be held liable.  Since we do not currently hold product and professional liability insurance coverage, this does not protect us from potential litigation. The risk of this is outlined in risk factor C.6. in this prospectus.

16.
We note the reference to risk factor C.6., where the company states on page 13 that, “we intend to purchase a professional and product liability insurance policy from the proceeds of this offering.”  However, we are unable to find such disclosure in the use of proceeds section.  Please advise or revise.

RESPONSE

We have noted your comment and have updated the use of proceeds section to include the following disclosure regarding our intention to purchase professional and product liability insurance from the proceeds of the offering:

Included in General and Administrative Expenses is a Professional and Product Liability Insurance Policy.  This will be purchased for all levels of funds raised.

Management’s Discussion and Analysis of Financial Condition and Plan of Operations, page 47

Plan of Operations, page 47

17.
We reviewed your response to our prior comment 34.  For each period presented in your cash requirements projection on page 49 it appears you are reducing your net loss before other income by interest expense instead of increasing your net loss by that amount.  Please revise these amounts and your cumulative cash requirements accordingly.

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

RESPONSE

We have noted your comment and have revised the amounts by increasing our net loss by the amount of interest expense.

18.
Please clarify your response to comment number 35 of our letter dated May 4, 2007, including, but not limited to the words, “if… we do not raise sufficient capital in our current offering as detailed in our SB-2/A…”

RESPONSE

We have noted your comment and have updated our disclosure with the following:

We will continue to cover our cash shortfalls through debt financing with affiliated parties. In the event that we do not have a significant increase in revenues and we do not raise sufficient capital in the  offering herein, management estimates we can only sustain our cash requirements for three months.  After three months, management will need to consider alternate sources of financing, including but not limited to additional debt financing, in order to sustain operations for the next twelve months.  No agreements or arrangements have been made as of this date for such financing.

Liquidity and Capital Resources, page 52.

19.	Discuss in detail your activities in raising “debt financing while in the registration process.” We may have further comment.

RESPONSE

We have noted your comment and have updated our Liquidity and Capital Resources to disclose the following:

In pursuing its business strategy, the Company will require additional cash for operating and investing activities, since the Company’s current level of gross margin is not adequate to cover all of the operating expenses. The Company therefore expects future cash requirements to continue to cover this shortfall. The Company will continue to borrow money from shareholders and related parties to cover this cash shortfall, while looking to reduce costs and increase revenues of its VoIP services.

The Company has sought to borrow money from related parties in order to sustain its operational cash flow needs since we began our registration process in August, 2006.  Upon receipt of the funds, the Company pays monthly interest disbursements to refund capital and interest.

20.
We have reviewed your response to comment number 40 of our letter dated May 4, 2007.  In view of the fact that the July 31, 2007 date has passed, please disclose whether there is a subsequent agreement.  If no subsequent agreement has been entered into, please discuss the impact upon the company’s operations.

RESPONSE

We have noted your comment and have updated our disclosure to further clarify the nature of the arrangement subsequent to the end of the agreement on July 31, 2007:

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

As per September 14, 2007, there has been no subsequent agreement formalized between the Company and Intelco regarding the treatment of the balance of the pre-paid expenses.  From August 1st, 2007, the Company continues to benefit from the delivery of services by Intelco (particularly office rental space) while being debited from the Company’s prepaid expense asset as payment.  There can be no assurance that this arrangement will continue nor that we will be able to continue to receive services under this arrangement.  Should we not be successful in re-negotiating favorable terms with Intelco, the company’s cash flow requirements from operations will increase by an estimated $6,000 per quarter due to office rent space charges within General and Administrative Expenses.

Executive Compensation, page 67.

21.	Please include the disclosure required by Item 402 of Regulation S-B. For example, please revise your table to reflect the items shown in Item 402(b) of Regulation S-B.

RESPONSE

We have noted your comment and have updated our table to properly reflect executive compensation as per the items shown in 402(b) of Regulation S-B.

Audited Consolidated Financial Statements

General

22.	Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current consent of the independent accountant in any amendments.

RESPONSE

We have noted your comment and we will receive an updated consent from the independent accountant upon filing of the amended report

Notes to Audited Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

Revenue Recognition – Customer Equipment (Retail Channel), F-11

23.
We reviewed your response to our prior comment 44, noting you recognize retail channel equipment sales in accordance with EITF 01-09.  Your footnote further states that rebates provided to customers that satisfy certain service requirements are recorded as a reduction of revenue based upon the actual rebate coupons received (i.e. during the periods in which the rebate is credited to the customer’s account).  This policy does not appear to be consistent with Issue 6 of EITF 01-09, which requires vendors to record a liability for the amount of the refund obligation and to recognize this obligation through earnings on a systematic basis.

Please tell us how you considered this guidance as it relates to estimating and recording refund obligations or revise your financial statements accordingly.  Also, as previously requested, revise your disclosure to clarify that the minimum service period (e.g. three months) differs from the length of the service agreement (e.g. twelve months).

RESPONSE

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

Upon review of this comment, we have updated our revenue recognition policy to comply with EITF 01-09 Issue 6 in that the Company will include a contingent liability going forward to properly represent the amount of the refund obligation through earnings on a systematic basis.

The Company has analyzed the value of the contingent liability for the 3 month period ending June 30, 2007 and provides the following schedule:

Total revenues, 3 month June 30, 2007:	$ 183,630

Revenues for eligible clients *:	$ 53,206

Actual % return of Mail-In-Service-Credit Coupon **:	1.1%

Total refund obligation	$ 566
and resulting contingent liability:

* Eligible clients for Mail-In-Service-Credit coupon are at retail outlets only

** Estimated based on historical rebate redemption history to date

The impact of the change in policy is minimal and therefore the Company feels that it is not material.  The company will conform to the updated policy going forward.

24.	Please revise your interim financial statements as necessary to comply with comments above on your audited financial statements.

RESPONSE

We have noted your comment and have updated interim financial statements accordingly.

Exhibits

25.	Please file as an exhibit your March 1, 2005 agreement, as amended, with BR Communications Inc.

RESPONSE

We have noted your comment and have filed the amended agreement dated March 1, 2005 with BR Communications.

26.	Please advise why the legality opinion reference shares “issued to the selling shareholders described in the Registration Statement”.

RESPONSE

We have noted this comment and requested the revision of the legal opinion.

Exchange Act Reports

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca

TELIPHONE CORP

27.	Please revise your Form 10-QSB/A for the quarter ended December 31, 2006 and your Forms 10-QSB for the quarters ended March 31 and June 30, 2007 to comply with these comments, as applicable.

RESPONSE

We have noted your comment and have updated our quarterly financials accordingly to comply with these comments.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ George Metrakos
George Metrakos

President & CEO
Teliphone Corp.

Tel: 514-313-6010
e-mail: gmetrakos@teliphone.ca

Teliphone Corp.
4150 Ste-Catherine West, suite 200
Westmount (Montreal) Quebec, Canada H3Z 0A1
(514) 313-6000, 877 TELIPHONE www.teliphone.ca